TAHOE RESOURCES REPORTS SOLID THIRD QUARTER Declares Inaugural Monthly Dividend

VANCOUVER, B.C. (November 11, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending September 30, 2014, and announced the initiation of a monthly shareholder dividend. This inaugural dividend coincides with the Company’s initial year of commercial production.

Highlights for the third quarter of 2014 include (all amounts in U.S. dollars unless otherwise stated):

  Revenue of $90.3 million generated from concentrate sales at operating costs of $53.4 million resulted in earnings from mine operations of $36.9 million.
  Net earnings for the quarter amounted to $20.0 million or $0.13 per share.
  Operating cash flow before changes in working capital was $42.1 million or $0.29 per share.
  Silver production amounted to 5.2 million ounces at a total cash cost of $7.02 per ounce and an all-in sustaining cost of $9.62 per ounce produced, net of byproduct credits.
  Year-to-date production was 15.1 million silver ounces.
  Repaid $25 million of debt facility during the quarter. Remaining debt of $50 million due in June 2015.
  Cash and equivalents at quarter end were $78.9 million.
  The Company reported its first Proven and Probable mineral reserve estimates. (See “Tahoe Resources Announces Escobal Mineral Reserves” Press Release, dated November 5, 2014.)
  The Board of Directors approved a monthly dividend of $0.02 per share commencing in December 2014.

Dividend

On November 11, 2014, the Board of Directors approved a monthly dividend of $0.02 per share on the common shares of the Company, payable on December 19, 2014 to shareholders of record on December 12, 2014. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" will be entitled to an enhanced gross-up and dividend tax credit on such dividends. The Company plans to continue this monthly dividend subject to Board discretion.

Tahoe Vice Chair and CEO Kevin McArthur said, “We have produced strong free cash flow in each of our first three quarters of production and paid down $25 million of our term debt this quarter. As the Escobal mine approaches our goal of 18 to 21 million ounces of silver production in its first year, the time is right to initiate a dividend that we believe is sustainable and can grow over time.”

“This dividend complements our ‘New Leader in Silver’ identity, and is an important part of our commitment to delivering shareholder value,” he added.

Escobal Mine

Production at the Escobal mine improved during the quarter with average mill throughput of 3,710 tonnes per day (tpd) versus the design throughput of 3500 tpd. The silver grade of ore processed averaged 547 grams per tonne during the quarter.

Expansion and Sustaining Capital

The 4500 tpd expansion continued on track during the third quarter. Subject to timely development of the first stopes in the east zone, the mine and processing facilities are expected to be ready for 4500 tpd operations by late 2015.

Construction of the paste backfill plant expansion is on schedule for completion during the fourth quarter. Commissioning of the plant is planned for the first quarter of 2015. The existing plant is capable of maintaining backfill placement requirements at current production levels. Construction of Phase 4 of the dry stack tailing facility was completed in the third quarter. Installation of vertical drains and monitoring instrumentation in response to elevated tailing pore pressures in Phases 1 and 2 was completed in the quarter as well. The vertical drains are successfully removing residual water entrained in the tailing. Concurrent reclamation continues (topsoil placement and re-vegetation) for the dry stack facility’s front slope.

Engineering and equipment procurement for the 4500 tpd tailing filtration expansion advanced in the third quarter. The fourth tailing filter press is slated for commissioning in the second quarter of 2015. The project remains on budget and on schedule.

2014 Guidance Confirmed

Production and cost guidance for the year remains unchanged as listed in the table below:

Silver Production	18 - 21 million ounces
Production Cash Cost per tonne	$90.00 - $95.00
Total Cash Cost per Silver ounce	$5.25 - $6.25
All-in Sustaining Cost per Silver ounce (AISC)	$8.85 - $9.85
Total Capital Costs	$40 - $45 million
Corporate G&A (excluding non-cash items)	$25 - $30 million
Exploration	$5 - $10 million

Conference Call

Tahoe’s senior management will host a conference call to discuss the third quarter results on Wednesday, November 12, 2014, at 8:00 a.m. PST. To join the call, please dial 1-800-319-4610 (toll free from Canada and the U.S.) or 604-638-5340 (from outside Canada and the U.S.). A slide deck to accompany the call is available at www.tahoeresourcesinc.com/earnings, and a recording of the call will be available later that day at the same site.

Complete financial results, the Company’s management discussion and analysis, and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com).

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement

This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes

The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Production Cost” and “Total Cash Cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied. See “Non-GAAP Financial Measures” in our management’s discussion and analysis for the quarter ended September 30, 2014 for a reconciliation of these non-GAAP financial measures. Operating cash flow is an additional GAAP measure.

The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers. See “Additional GAAP Measures” in our management’s discussion and analysis for the quarter ended September 30, 2014 for a description of these additional GAAP measures.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) estimated production during 2014 of between 18 to 21 million ounces of silver contained in metals concentrates; (ii) the expected timing for completion of mine and processing facilities for operations at the 4500 tpd level; (iii) the expected timing for completion and commissioning of the paste backfill plant; (iv) the expected timing for commissioning of the fourth tailing filter press; (v) the expected total cash cost, total production costs and all-in sustaining cost figures for 2014; and (vi) Tahoe’s strategy to operate the Escobal mine to world standards, pay dividends and develop precious metals assets in the Americas. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal mine, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807